06006274

ITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 6 2006
603

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 11700 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COOMBE FINANCIAL SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6872 ROUTE 209
(No. and Street)

| WAWARSING | NEW YORK | 12489 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARTIN S. TULLY (845) 647-7900
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEVY & TULLY, CPA'S
(Name – *if individual, state last, first, middle name*)

| 22 North Main Street, P.O. Box 248 | ELLENVILLE | NEW YORK | 12428 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, PHILIP COOMBE, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COOMBE FINANCIAL SERVICES, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALLISON CARLETON
Notary Public, State of New York
Residing in the County of Sullivan
Commission Expires March 23, 19 2007

Allison Carleton
Notary Public

Philip Coombe III
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEVY & TULLY
CERTIFIED PUBLIC ACCOUNTANTS
22 NORTH MAIN STREET
POST OFFICE BOX 248
ELLENVILLE, NEW YORK 12428-0248

E-MAIL: tullycpa@verizon.net
TELEPHONE (845) 647-7900
FAX (845) 647-9881

Board of Directors
Coombe Financial Services, Inc.
6872 Route 209
Wawarsing, New York 12489

Independent Auditor's Report

Dear Board Members:

We have audited the accompanying balance sheets of Coombe Financial Services, Inc., as of December 31, 2005, and the related statements of income, changes in retained earnings (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying response to the Securities and Exchange Commission questionnaire Form X-17A-5-Part IIA is presented for the purpose of additional analysis as required by the U.S. Securities and Exchange Commission and it not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coombe Financial Services, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

LEVY & TULLY

Levy + Tully

March 1, 2006

Coombe Financial Services, Inc.

Balance Sheet

As of December 31, 2005

## ASSETS

| | 2005 |
|---|---|
| **Current assets** | |
| Cash | $ 7,499 |
| Accounts Receivable | 15,516 |
| Total current assets | 23,015 |
| **Fixed assets net of accumulated depreciation** | 5,015 |
| **Other assets** | |
| Investment NASDAQ Common Stock | 17,590 |
| Deposit Receivable | 73 |
| Total other assets | 17,663 |
| **Total assets** | $ 45,693 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **Current liabilities** | |
| Accounts payable and accrued expenses | $ 17,030 |
| Total liabilities | 17,030 |
| **Stockholders' equity** | |
| Capital stock-100 shares authorized 100 shares issued and outstanding | 5,000 |
| Paid-in surplus | 24,163 |
| Retained earnings (deficit) | (500) |
| Total stockholders' equity | 28,663 |
| **Total liabilities and stockholders' equity** | $ 45,693 |

See accountants' audit report

Coombe Financial Services, Inc.

Statements of Changes in Retained Earnings (deficit)

For the year ended December 31, 2005

| | | 2005 |
|---|---|---|
| Retained deficit - as of January 1 | $ | (5,981) |
| Net loss for the year - Exhibit "C" | | (15,100) |
| Shareholder contribution | | 7,851 |
| Change in unrealized loss on securities | | 1,640 |
| Unrealized gain on securities | | 11,090 |
| Retained deficit - as of December 31 | $ | (500) |

See accountants' audit report

# Coombe Financial Services, Inc.

## Income Statement

### For the Year Ended December 31, 2005

| | 2005 |
|---|---|
| **Income** | |
| Revenue from sale of investment shares | $ 245,803 |
| Fees for account supervision | 9,908 |
| Other revenue | 57,816 |
| **Total income** | 313,527 |
| **Expense** | |
| Salaries and costs for officers | 67,800 |
| Other employee compensation and benefits | 109,071 |
| Regulatory fees and expenses | 4,364 |
| Other expenses | 147,392 |
| Total expenses | 328,627 |
| **Net Loss** | $ (15,100) |

**Coombe Financial Services, Inc.**

**Statements of Changes in Cash Flows**

**For the Year Ended December 31, 2005**

| | | |
|---|---|---|
| **Operating activities:** | | **2005** |
| Net loss | $ | (15,100) |
| **Adjustments to reconcile net income to net cash provided by operating activities:** | | |
| Depreciation | | 1,633 |
| | | (13,467) |
| **Additional adjustments:** | | |
| Increase in accounts receivable | | (15,516) |
| Decrease in other assets | | 3,300 |
| Increase in accounts payable and accrued expenses | | 17,030 |
| Decrease in notes payable | | (3,300) |
| Net cash operating activities | | (11,953) |
| **Investing Activities:** | | |
| Fixed asset additions | | (2,425) |
| **Financing activities:** | | |
| Shareholder contribution | | 7,851 |
| **Decrease in cash and cash equivalents** | | (6,527) |
| **Cash and cash equivalents at beginning of year** | | 14,026 |
| **Cash and cash equivalents at end of year** | $ | 7,499 |
| Income taxes paid | $ | 100 |

**Coombe Financial Services, Inc.**
**Notes to the Financial Statements**
**December 31, 2005**

## NOTE 1 Summary of Significant Accounting Policies

### General

Coombe Financial Services, Inc. ("the Company") is registered as a broker and dealer of securities pursuant to Section 17 of the Securities Exchange Act of 1934.

### Revenue Recognition

The Company records commissions and the related expenses from mutual fund transactions on a accrual basis.

### Cash and cash equivalents

The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value. The company did not have any cash in the bank in excess of FDIC insured limits for the year ended December 31, 2005.

### Investments

Investments are carried at market value.

### Fixed Assets

Fixed assets are recorded at cost, and depreciation is provided on the straight-line basis over the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense as incurred.

### Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Coombe Financial Services, Inc.
Notes to the Financial Statements
December 31, 2005

**Income Taxes**

The Company is an "S" Corporation, in which the individual stockholder reports all income on his personal income tax returns. Therefore, there is no federal taxes at the corporate level.

**NOTE 2 Investments**

500 shares of the NASDAQ Stock Market, Inc. are recorded at market value which is in excess of cost as of December 31, 2005 by $ 11,090.

**NOTE 3 Fixed Assets**

Consist of office equipment with original cost of $ 10,275 and accumulated depreciation of $ 5,261.

**NOTE 4 Pension Plan**

The Company has a defined contribution pension plan. This simplified employee pension plan (SEP) covers all company employees. Participating employees are eligible to defer up to $ 10,000 each in 2005, and employees over age 50 may elect to contribute an additional $2,000. The Company must match the annual elective contribution of the employee in an amount not exceeding 3% of the employees compensation. However, the company can choose to make non-elective contributions of 3% of compensation for each eligible employee who has at least $5,000 in compensation, by notifying employees before the 60th day of the calendar year.

For the years ended December 31, 2005, the Company's pension expense was $ 4,672.

**NOTE 5** **Related Parties**

The Company rents real estate from its sole shareholder in Wawarsing, New York. The lease runs through December 31, 2006, with monthly rental charges of $1,500 per month. This lease will automatically renew for an additional year, unless either party gives written notice of termination no later than 30 days before the expiration of the lease.

Rent expense for the year ended December 31, 2005 was $ 18,000.

The following are the outstanding lease obligations as of December 31, 2005:

| | |
|---|---|
| 2006 | $ 18,000 |

# SUPPLEMENTARY INFORMATION

LEVY & TULLY
CERTIFIED PUBLIC ACCOUNTANTS
22 NORTH MAIN STREET
POST OFFICE BOX 248
ELLENVILLE, NEW YORK 12428-0248
E-MAIL: tullycpa@verizon.net
TELEPHONE (845) 647-7900
FAX (845) 647-9881

March 1, 2006

To Whom It May Concern:

Pursuant to Paragraph (D) (4) of SEC 17a-5, we the undersigned have compared the computation of Net Capital with the corresponding computation prepared by Coombe Financial Services, Inc. and included in the unaudited Part 11A FOCUS Report as of December 31, 2005.

We note that there are no material differences between the two computations.

LEVY & TULLY

Levy + Tully

:ajc
CoombeFinancialService2005

FORM X-17A-5

# FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

## Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

## COVER

Select a filing method: Basic (●) Alternate ( ) [0011]

Name of Broker Dealer: COOMBE FINANCIAL SERVICES, INC [0013]

SEC File Number: 8- 1170( [0014

Address of Principal Place of Business: 6872 ROUTE 209 [0020]

WAWARSING [0021] NY [0022] 12489 [0023]

Firm ID: 30( [0015

For Period Beginning 10/01/2005 [0024] And Ending 12/31/2005 [0025]

Name and telephone number of person to contact in regard to this report:

Name: PHILIP COOMBE III [0030] Phone: (845)647-4800 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (●) [0041]

Check here if respondent is filing an audited report ☑ [0042]

## ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

| | | Allowable | Non-Allowable | Total |
|---|---|---|---|---|
| 1. | Cash | 7,499 [0200] | | 7,49 [075( |
| 2. | Receivables from brokers or dealers: | | | |
| | A. **Clearance account** | [0295] | | |
| | B. **Other** | [0300] | [0550] | [081( |
| 3. | Receivables from non-customers | 15,589 [0355] | [0600] | 15,58 [083( |
| 4. | Securities and spot commodities owned, at market value: | | | |
| | A. **Exempted securities** | [0418] | | |
| | B. **Debt securities** | [0419] | | |
| | C. **Options** | [0420] | | |
| | D. **Other securities** | 17,590 [0424] | | |
| | E. **Spot commodities** | [0430] | | 17,59 [085( |
| 5. | Securities and/or other investments not readily marketable: | | | |
| | A. **At cost** [0130] | | | |
| | B. **At estimated fair value** | [0440] | [0610] | ( [0860 |
| 6. | Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | [0460] | [0630] | ( [0880 |
| | A. **Exempted securities** [0150] | | | |
| | B. **Other securities** [0160] | | | |
| 7. | Secured demand notes market value of collateral: | [0470] | [0640] | ( [0890 |
| | A. **Exempted securities** [0170] | | | |
| | B. **Other securities** | | | |

| | | | |
|---|---|---|---|
| [0180] | | | |
| **8.** Memberships in exchanges: | | | |
| **A. Owned, at market** | | | |
| [0190] | | | |
| **B. Owned, at cost** | | [0650] | |
| **C. Contributed for use of the company, at market value** | | [0660] | [090 |
| **9.** Investment in and receivables from affiliates, subsidiaries and associated partnerships | [0480] | [0670] | [091 |
| **10.** Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | [0490] | 5,015 [0680] | 5,01 [092 |
| **11.** Other assets | [0535] | [0735] | [093 |
| **12.** **TOTAL ASSETS** | 40,678 [0540] | 5,015 [0740] | 45,69 [094 |

## LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | [1045] | [1255] | [1470 |
| 14. Payable to brokers or dealers: | | | |
| A. **Clearance account** | [1114] | [1315] | [1560 |
| B. **Other** | [1115] | [1305] | [1540 |
| 15. Payable to non-customers | [1155] | [1355] | [1610 |
| 16. Securities sold not yet purchased, at market value | | [1360] | [1620 |
| 17. Accounts payable, accrued liabilities, expenses and other | 17,030 [1205] | [1385] | 17,03( [1685 |
| 18. Notes and mortgages payable: | | | |
| A. **Unsecured** | [1210] | | [1690 |
| B. **Secured** | [1211] | [1390] | [1700 |
| 19. Liabilities subordinated to claims of general creditors: | | | |
| A. **Cash borrowings:** | | [1400] | [1710 |
| 1. **from outsiders** [0970] | | | |
| 2. **Includes equity subordination (15c3-1(d)) of** [0980] | | | |
| B. **Securities borrowings, at market value:** | | [1410] | [1720] |
| **from outsiders** [0990] | | | |
| C. **Pursuant to secured demand note collateral agreements:** | | [1420] | 0 [1730] |
| 1. **from outsiders** [1000] | | | |
| 2. **Includes equity subordination (15c3-1(d)) of** | | | |

[1010]

| | | | |
|---|---|---|---|
| D. Exchange memberships contributed for use of company, at market value | | [1430] | ( [174C |
| E. Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | ( [1750 |
| 20. TOTAL LIABLITIES | 17,030 [1230] | 0 [1450] | 17,03( [1760 |

## Ownership Equity

| | Total |
|---|---|
| 21. Sole proprietorship | [1770 |
| 22. Partnership (limited partners ________ [1020] ) | [1780 |
| 23. Corporations: | |
| A. Preferred stock | [1791 |
| B. Common stock | 5,00( [1792 |
| C. Additional paid-in capital | 24,16: [1793 |
| D. Retained earnings | -50( [1794 |
| E. Total | 28,66: [1795 |
| F. Less capital stock in treasury | [1796 |
| 24. TOTAL OWNERSHIP EQUITY | 28,663 [1800 |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | 45,693 [1810] |

# STATEMENT OF INCOME (LOSS)

| Period Beginning 10/01/2005 [3932] | Period Ending 12/31/2005 [3933] | Number of months [3931 |
|---|---|---|

## REVENUE

| | | |
|---|---|---|
| 1. | Commissions: | |
| a. | **Commissions on transactions in exchange listed equity securities executed on an exchange** | [393 |
| b. | **Commissions on listed option transactions** | [393 |
| c. | **All other securities commissions** | [393 |
| d. | **Total securities commissions** | [394 |
| 2. | Gains or losses on firm securities trading accounts | |
| a. | **From market making in options on a national securities exchange** | [394 |
| b. | **From all other trading** | [394 |
| c. | **Total gain (loss)** | [395 |
| 3. | Gains or losses on firm securities investment accounts | [395 |
| 4. | Profit (loss) from underwriting and selling groups | [395 |
| 5. | Revenue from sale of investment company shares | 64,59 [397 |
| 6. | Commodities revenue | [399 |
| 7. | Fees for account supervision, investment advisory and administrative services | 9,90 [397 |
| 8. | Other revenue | 4,96 [399 |
| 9. | Total revenue | 79,46 [403 |

## EXPENSES

| | | |
|---|---|---|
| 10. | Salaries and other employment costs for general partners and voting stockholder officers | 16,95 [412 |
| 11. | Other employee compensation and benefits | 31,90 [411 |
| 12. | Commissions paid to other broker-dealers | [414 |
| 13. | Interest expense | [407 |
| a. | **Includes interest on accounts subject to subordination agreements** [4070] | |
| 14. | Regulatory fees and expenses | 4,36 [419 |
| 15. | Other expenses | 34,54 [410 |
| 16. | Total expenses | 87,75 [420 |

## NET INCOME

| | | |
|---|---|---|
| 17. | Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16) | -8,29 [421 |
| 18. | Provision for Federal Income taxes (for parent only) | [422 |

| | | |
|---|---|---|
| **19.** Equity in earnings (losses) of unconsolidated subsidiaries not included above | | [4222] |
| **a. After Federal income taxes of** | [4238] | |
| **20.** Extraordinary gains (losses) | | [4224] |
| **a. After Federal income taxes of** | [4239] | |
| **21.** Cumulative effect of changes in accounting principles | | [4225] |
| **22.** Net income (loss) after Federal income taxes and extraordinary items | | -8,290 [4230] |

**MONTHLY INCOME**

| | |
|---|---|
| **23.** Income (current monthly only) before provision for Federal income taxes and extraordinary items | -5,492 [4211] |

## EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
(1)--Limited business (mutual funds and/or variable annuities only) ☑ [455

B. (k)
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [456

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [457

| Clearing Firm SEC#s | Name | Product Code |
|---|---|---|
| 8- ______ [4335A] | ______ [4335A2] | ______ [4335 |
| 8- ______ [4335C] | ______ [4335C2] | ______ [4335 |
| 8- ______ [4335E] | ______ [4335E2] | ______ [4335 |
| 8- ______ [4335G] | ______ [4335G2] | ______ [4335 |
| 8- ______ [4335I] | ______ [4335I2] | ______ [4335 |

D. (k)
(3)--Exempted by order of the Commission ☐ [458

# COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | 28,66 [348 |
| 2. | Deduct ownership equity not allowable for Net Capital | | | [349 |
| 3. | Total ownership equity qualified for Net Capital | | | 28,66 [350 |
| 4. | Add: | | | |
| | **A. Liabilities subordinated to claims of general creditors allowable in computation of net capital** | | | [352 |
| | **B. Other (deductions) or allowable credits (List)** | | | |
| | | [3525A] | [3525B] | |
| | | [3525C] | [3525D] | |
| | | [3525E] | [3525F] | ( [352 |
| 5. | Total capital and allowable subordinated liabilities | | | 28,66 [353 |
| 6. | Deductions and/or charges: | | | |
| | **A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)** | | 5,015 [3540] | |
| | **B. Secured demand note deficiency** | | [3590] | |
| | **C. Commodity futures contracts and spot commodities - proprietary capital charges** | | [3600] | |
| | **D. Other deductions and/or charges** | | [3610] | -5,01 [3620 |
| 7. | Other additions and/or credits (List) | | | |
| | | [3630A] | [3630B] | |
| | | [3630C] | [3630D] | |
| | | [3630E] | [3630F] | ( [3630 |
| 8. | Net capital before haircuts on securities positions | | | 23,64 [3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | |
| | **A. Contractual securities commitments** | | [3660] | |
| | **B. Subordinated securities borrowings** | | [3670] | |
| | **C. Trading and investment securities:** | | | |
| | **1. Exempted securities** | | [3735] | |
| | **2. Debt securities** | | [3733] | |
| | **3. Options** | | [3730] | |
| | **4. Other securities** | | 2,639 [3734] | |
| | **D. Undue Concentration** | | [3650] | |

E. **Other (List)**

| | | |
|---|---|---|
| [3736A] | [3736B] | |
| [3736C] | [3736D] | |
| [3736E] | [3736F] | |
| | 0 [3736] | -2,63 [374( |

10. Net Capital — 21,00 [375(

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | |
|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | 1,13 [375( |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) | 5,00 [375( |
| 13. Net capital requirement (greater of line 11 or 12) | 5,00 [376( |
| 14. Excess net capital (line 10 less 13) | 16,00 [377( |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | 19,30 [378( |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 17,03 [379(

17. Add:

A. **Drafts for immediate credit** — [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** — [3810]

C. **Other unrecorded amounts(List)**

| | | |
|---|---|---|
| [3820A] | [3820B] | |
| [3820C] | [3820D] | |
| [3820E] | [3820F] | |
| | 0 [3820] | [383( |

19. Total aggregate indebtedness — 17,03 [384(

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 8 [385(

## OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % [386

## SCHEDULED WITHDRAWALS

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of Proposed Withdrawal or Accrual | Name of Lender or Contributor | Insider or Outsider | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | Withdrawal or Maturity Date (MMDDYYYY) | Expect to Renew |
|---|---|---|---|---|---|
| _ [4600] | [4601] | ____ [4602] | [4603] | [4604] | _ [4605] |
| _ [4610] | [4611] | ____ [4612] | [4613] | [4614] | _ [4615] |
| _ [4620] | [4621] | ____ [4622] | [4623] | [4624] | _ [4625] |
| _ [4630] | [4631] | ____ [4632] | [4633] | [4634] | _ [4635] |
| _ [4640] | [4641] | ____ [4642] | [4643] | [4644] | _ [4645] |
| _ [4650] | [4651] | ____ [4652] | [4653] | [4654] | _ [4655] |
| _ [4660] | [4661] | ____ [4662] | [4663] | [4664] | _ [4665] |
| _ [4670] | [4671] | ____ [4672] | [4673] | [4674] | _ [4675] |
| _ [4680] | [4681] | ____ [4682] | [4683] | [4684] | _ [4685] |
| _ [4690] | [4691] | ____ [4692] | [4693] | [4694] | _ [4695] |
| | | TOTAL $ | 0 [4699] | | |

Omit Pennies

**Instructions** Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

| Withdrawal Code | Description |
|---|---|
| 1 | Equity Capital |
| 2 | Subordinated Liabilities |
| 3 | Accruals |
| 4 | 15c3-1(c)(2)(iv) Liabilities |

# STATEMENT OF CHANGES

## STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | |
|---|---|---|---|
| 1. | Balance, beginning of period | | 32,03[illegible] [4240 |
| | A. **Net income (loss)** | | -8,29[illegible] [4250 |
| | B. **Additions (includes non-conforming capital of** | [4262] ) | 4,91[illegible] [4260 |
| | C. **Deductions (includes non-conforming capital of** | [4272] ) | [4270 |
| 2. | Balance, end of period (From item 1800) | | 28,66[illegible] [4290 |

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. | Balance, beginning of period | [4300 |
| | A. **Increases** | [4310 |
| | B. **Decreases** | [4320 |
| 4. | Balance, end of period (From item 3520) | [illegible] [4330 |